COMMENTS RECEIVED ON 03/27/2025

FROM DANIEL GREENSPAN

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor International Capital Appreciation Fund and Fidelity International Capital Appreciation Fund

N-14 FILED ON 02/28/2025

N-14 Proxy Statement and Prospectus

1)

COVER PAGE

C:

The Staff notes the cover page indicates this filing will become effective on February 28, 2025 and requests we confirm the proper effective date in correspondence.

R:

We confirm that the proper effective date for this filing is March 30, 2025.

2)

FORM N-14

C:

The Staff requests we provide the proxy card and include it in the next filing.

R:

The form of proxy card was included in the N-14 following the “Appendix” section and before the

Part C.

3)

SYNOPSIS - Is a Reorganization considered a taxable event for federal income tax purposes?

C:

The Staff requests we disclose the following information if there will be significant portfolio repositioning:

• Approximate percentage of the target fund’s securities that will be sold off;

• Who will bear the cost of repositioning;

• What is the expected cost of repositioning in dollars and as a percent of target fund’s net assets;

• Any tax impact of repositioning, including an estimate of any capital gains distributions that could be triggered by the sale.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganization will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired fund are permissible investments for the acquiring fund. Nevertheless, if Shareholders approve the Reorganization, the Adviser may reallocate assets as part of repositioning the combined portfolio, resulting in the purchase and sale of securities held by the fund. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganization. For these reasons, we believe our existing disclosure is sufficient.

4)

THE PROPOSED TRANSACTIONS – Reasons for the Reorganization

C:

The Staff requests we revise to clarify the alternatives to the reorganization that were considered by the Board, if any.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed Reorganization is in the best interests of shareholders of the target and acquiring fund. For these reasons, we believe our existing disclosure is sufficient.

5)

PROPOSAL 1 – Attachments 1 and 2

“AAll management fees shown in this Attachment 1 exclude performance adjustments. The management fee comprises a basic fee, which may vary by class, that is adjusted up or down (subject to a maximum rate) based on the performance of the fund or a designated class of the fund relative to that of the MSCI ACWI (All Country World Index) ex USA Index. For additional information for Fidelity International Capital Appreciation Fund, please see the "Fund Services - Fund Management - Advisory Fee(s)" section in the fund’s Prospectus, which is incorporated herein by reference. For additional information for Fidelity Advisor International Capital Appreciation Fund, please see the “Fund Management – Advisory Fee(s)” section in Attachment 3.”

C:

The Staff requests we revise footnote A to quantify the amount of the performance adjustment (e.g., it can adjust up or down by X%). The Staff asserts this information should be included in a fee table footnote. Additionally, the Staff requests we confirm the difference between Annual Fund and Class Operating Expenses and Examples of Effect of Fund Expenses and Attachments 1 and 2 is the exclusion of performance adjustments from the attachments.

R:     We will revise the footnote as follows:

“[All management fees shown in this Attachment [X] exclude performance adjustments. ]The management fee comprises a basic fee, which may vary by class, that is adjusted up or down ~~(subject to a maximum rate)~~ by a maximum of [xx]% based on the performance of the fund or a designated class of the fund relative to that of the [Name of Index]. For additional information for [Name of Fund], please see the "Fund Services - Fund Management - Advisory Fee(s)" in the fund’s Prospectus, which is incorporated herein by reference.”

In addition, we confirm that the difference between Annual Fund and Class Operating Expenses and Examples of Effect of Fund Expenses and Attachments 1 and 2 is the exclusion of performance adjustments from the attachments.